Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Livingston Eric Envall

Division of Corporate Finance

Office of Finance

Hunt Companies Acquisition Corp. I

Amendment No. 1 to

Registration Statement on Form S-1

Filed September 27, 2021

File No. 333-254542

Ladies and Gentlemen:

On behalf of our client, Hunt Companies Acquisition Corp. I, a Cayman Islands exempted company, incorporated with limited liability (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 13, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission
November 1, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Amendment No 1 to Form S-1

Capitalization, page 84

1.	We note that your statements of operations disclose formation costs that are 100% of net loss for the periods ended June 30, 2021 and March 8, 2021 and that you have deferred significant offering costs at June 30, 2021. Please revise to disclose the nature of your formation and offering costs in an accounting policy with reference to the accounting literature upon which it is based, and explain your significant transactions.

Response to Comment 1

The Registrant has revised the Registration Statement in response to the Staff’s comment. See page F-10 of the Registration Statement.

Part II. Exhibits

Exhibit 5.2, page II-3

2.	We note that counsel has assumed the due authorization and execution of the Resolutions approving the offering for sale of the Ordinary Shares. This appears to be an inappropriate assumption in that it assumes that you have taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise assumption 3 on page 3 to eliminate this assumption or advise.

Response to Comment 2

The Registrant acknowledges the Staff’s comments and its Cayman counsel has revised its legal opinion to remove the assumption related to the due authorization and execution of the resolutions.

Securities and Exchange Commission
November 1, 2021

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Bonnie Baynes
Mark Brunhofer

Hunt Companies Acquisition Corp. I
James C. Hunt
Clay Parker

Paul Hastings LLP
Frank Lopez, Esq.
Jonathan Ko, Esq.